Aslahan Enterprises Ltd.

Suite 123 - 2498 West 41st Avenue

Vancouver, BC

Canada V6M 2A7

Phone: (604) 551-6699

October 11, 2006

John D. Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Aslahan Enterprises Ltd.

Registration Statement on Form SB-2 Amendment No. 3

Filed October 4, 2006

File No. 333-133987

Dear Mr. Reynolds:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Aslahan Enterprises Ltd. directly at the numbers provided above.

Comment

1.   Please find the wording in the Prospectus revised to state that the shareholders of this offering are underwriters.

2.   Please find the Prospectus marked with a red underline in locations where revisions were made.

Sincerely,

Tina Sangha

President